Room 4561
Via fax (561) 844-7701

July 17, 2008

Warren B. Mosler
President and Chief Executive Officer
Consulier Engineering, Inc.
2391 Old Dixie Highway
Riviera Beach, FL 33404

> **Re:** **Consulier Engineering, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed on April 15, 2008**
> **File no. 0-17756**

Dear Mr. Mosler:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Note 2. Deferred Implementation Costs, page F-16

1.  We note that the Company recorded deferred implementation costs of $2,024,785 and $1,749,100 at December 31, 2007 and 2006, respectively. Please provide a reconciliation of such costs at each balance sheet date. In this regard, please provide a breakdown of such costs and tell us specifically to which contracts such

costs relate.  Further, tell us how you are accounting for the revenues from such contracts and tell us the amount of deferred costs recognized for each period presented, if any.  Tell us how you considered Question 3 to SAB Topic 13.A.3.f and the guidance in SFAS 91 and FTB 90-1, by analogy, in determining that the deferral of such costs is appropriate.  Further, tell us how you evaluated the deferred costs for realizability at each balance sheet date and specifically address the fact that the Company has unearned revenue of only $822,659 and $554,107 at December 31, 2007 and 2006, respectively to offset costs of $2.0 million and $1.7 million.

Exhibit 31.1 and 31.2

2.      We note that the certifications included in your December 31, 2007 Form 10-KSB and your March 31, 2008 Form 10-Q do not include all of the required disclosures set forth in Exhibit 601(b)(31) of Regulation S-K.  Please amend your Form 10-KSB and Form 10-Q to include certifications that comply with Exchange Act Rules 13a-14(a) and 15d-14(a) to include the exact form set forth in Item 601(b)(31) of Regulation S-K.  Specifically, please revise your disclosures as follows:
   • Please revise paragraph 4 to also indicate that the certifying officers are responsible for establishing and maintaining internal control over financial reporting (as defined in Exchange Act rule 13a-15(f) and 15d-15(f);
   • Please include a statement (as item (b) under paragraph 4) in your Form 10-KSB that the certifying officers have "designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles."

        Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter that keys your response to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481 or me at (202) 551-3730 if you have questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief